Exhibit 99.1

Borr Drilling Limited - Notice of Annual General Meeting

The Annual General Meeting of Shareholders of Borr Drilling Limited (the “Company”) (NYSE “BORR”) will be held on Wednesday May 21, 2025.  The Board of Directors has fixed the close of business on March 6, 2025, as the record date for determination of the shareholders entitled to receive notice of, attend and vote at the Annual General Meeting or any adjournment thereof.

A copy of the Notice of the Annual General Meeting and Form of Proxy will be distributed to shareholders by normal distribution methods and is attached to this press release.  Associated information, including the Company's Annual Report, can be found on the Company's website www.borrdrilling.com.

Any questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208

Hamilton, Bermuda
March 17, 2025